Mail Stop 3720

August 24, 2006

Mr. Victor Tong
President
PacificNet Inc.
860 Blue Gentian Road
Suite 360
Eagan, MN 55121

> **Re**: **PacificNet Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Filed April 28, 2006**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2006**
> **File No. 000-24985**

Dear Mr. Tong:

        We have reviewed your supplemental response letter dated July 10, 2006 as well as your filings and have the following comments. As noted in our comment letter dated June 12, 2006 we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Consolidated Balance Sheets, page F-2

1. We note your response to comment 2. We also note from your response to comment 5 that your restricted cash represents cash deposits pledged for some bank loans and overdraft facilities with one of your subsidiaries. Please tell us the amount of the restricted cash that represents cash deposits pledged for bank loans and whether you have these bank loans classified as current or non-current liabilities. If the bank loans are not classified as current liabilities, please explain to us in greater detail your basis for classifying this portion of your restricted cash as current. We refer you to ARB 43, Chapter 3A, paragraph 6 which indicates that current assets exclude cash that is segregated for the liquidation of long-term debts.

Consolidated Statements of Cash Flows, page F-5

2. Refer to your revised Consolidated Statements of Cash Flows included as part of your response to comment 7 and explain to us how you calculated the change in accounts receivable and other current assets amount of $6,631. This is not clear to us based on our review of your balance sheet.

1. Nature of Operations and Summary of Significant Accounting Policies, page F-6

Goodwill and Purchased Intangible Assets, page F-8

3. We note your response to comment 10 and your statement "Since the assets and liabilities of the acquiree's were only recently acquired, we can reasonably assume that book value approximates fair value." Please explain to us in greater detail how you concluded that the book value of the assets and liabilities acquired are a reasonable estimate of fair value. As part of your response, describe for us the types of assets and liabilities you acquired in each business combination and tell us when your subsidiaries acquired these assets and liabilities.

2. Business Acquisitions, page F-15

PacificNet Clickcom Limited, page F-18

4. We note your response to comment 11; however, it is still unclear to us why you allocated the purchase price to the assets and liabilities of Clickom-BVI and Clickom-WOFE but not to the assets and liabilities of Dianxun-DE. As such, we reissue our previous comment 11, which is included below for your convenience.

    "Your disclosure seems to indicate that you only allocated the purchase price to the assets and liabilities of Clickom-BVI and Clickom-WOFE. However, since you concluded that you were the primary beneficiary of Dianxun-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the assets and liabilities of Dianxun-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46(R). In this regard, we would expect that you record the tangible and identifiable intangible assets and liabilities of Clickom-BVI, Clickom-WOFE and Dianxun-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraphs 37 through 39 of SFAS 141 for guidance."

Guangzhou 3G Information Technology Co. LTD, page F-19

5. We note your response to comment 16; however, it is still unclear to us why you allocated the purchase price to the assets and liabilities of Guangzhou 3G-BVI and Guangzhou 3G-WOFE but not to the assets and liabilities of Sunroom-DE. As such, we reissue our previous comment 16, which is included below for your convenience.

    "Your disclosure seems to indicate that you only allocated the purchase price to the assets and liabilities of Guangzhou3G-BVI and Guangzhou3G-WOFE. However, since you concluded that you were the primary beneficiary of Sunroom-DE from the date of acquisition, we believe that you should have also allocated the purchase price to the assets and liabilities of Sunroom-DE. Please revise your financial statements and notes thereto so that you properly account for this acquisition using the guidance of paragraph 21 of FIN 46(R). In this regard, we would expect that you record the tangible and identifiable intangible assets and liabilities of Guangzhou3G-BVI, Guangzhou3G-WOFE and Sunroom-DE at fair value. We would also expect that you record goodwill and minority interest at fair value. Please provide us in your response letter with the journal entry that you will make on a consolidated basis to record this acquisition and explain to us in detail how you identified and determined the fair value of the tangible and identifiable intangible assets acquired. Refer also to paragraphs 37 through 39 of SFAS 141 for guidance."

Shenzhen Guhaiguanchao Investment Consultant Company Limited ("ChinaGoHi"), page F-21

6. We note from your response to comment 18 that the total amount of cash and stock consideration at December 31, 2005 was $2,275,000 and $1,100,000. Please disclose these amounts in your amended filing. Further, please explain to us what the $4,888,861 figure included in the table on the bottom of page F-22 represents.

7. Refer to the 2nd to last paragraph on page F-21 and tell us whether you have legal ownership of the 12,850 shares of ChinaGoHi that you purchased from Lion Zone Holdings Limited and if there are any restrictions on your ownership of these shares. Further, refer to the last paragraph on page F-22 and tell us what happens if the earn-out provisions are not met and you do not have to pay the contingent consideration of $6,825,000. For example, are you required to surrender the shares of ChinaGoHi if the earn-out provisions are not met?

12. Stockholders' Equity, page F-27

a. Common Stock, page F-27

8. We note your response to comment 22. Please tell us in greater detail the terms and conditions of the consulting agreement that you signed with CEOcast and explain to us your consideration of EITF 96-18 in accounting for this agreement. Please also tell us whether you accrued the cost of the services provided to you during the period November 28, 2005 through December 31, 2005.

16. Restatement and Correction of Error, page F-33

2005 Quarterly Reviews (unaudited), page F-34

9. We note your response to comment 24. In addition to the table that you propose to include in your amended filing, please also disclose the nature of the revisions to the Statement of Cash Flows.

Form 10-Q for Fiscal Quarter Ended March 31, 2006

Consolidated Statements of Cash Flows, page 6

10. We refer to your response to comment 26. Please revise to classify these payments as financing cash outflows. Refer to EITF 95-13 for guidance.

3. Earnings per Share, page 8

11. Refer to your response to comment 27 and revise your diluted EPS calculation to include the dilutive effect of your convertible debentures using the if-converted method. Refer to paragraphs 26 through 28 of SFAS 128 for guidance.

4. Business Acquisition, page 8

Guangzhou Wanrong Information Technology Co., Limited, page 8

12. We note your response to comment 28; however, it is unclear to why you do not consider the SMS services numbers for China Mobile and China Unicom and the integrated value-added mobile services system to be intangible assets. Please explain to us in detail the nature of each of these items, including whether they arose from contractual or other legal rights. In this regard, we refer you to paragraph 39 of SFAS 141 which states "An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights." Please also confirm for us

that this subsidiary did not have any property, plant and equipment at the time of acquisition, as you indicate in the table on page 9.

PacificNet iMobile (Beijing) Technology Co., Limited, page 10

13. We note your response to comment 30; however, it is unclear to why you do not consider iMobile's two Internet portals, one WAP portal and the agreement to be the designed distributor for Motorola, Nokia, and NEC mobile products in China to be intangible assets. Please explain to us in detail the nature of each of these items, including whether they arose from contractual or other legal rights. In this regard, we refer you to paragraph 39 of SFAS 141 which states "An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights."

14. We refer to your response to comment 31. Your discussion in the 1st paragraph of your response seems indicates that only the shares portion of the purchase price is contingent consideration. As such, please explain to us why the purchase price consisted of zero cash as of March 31, 2006. In addition, please tell us whether you have legal ownership of iMobile and if there are any restrictions on your ownership of iMobile. Further, tell us what happens if the net income milestones are not achieved and you do not have to provide any consideration.

10. Related Party Transactions, page 15

Loan to Take 1, page 15

15. We refer to your response to comment 33. Please explain to us your basis for classifying the loan receivable from Take 1 as a current asset given that it matures on March 8, 2009.

Loan to Yueshen's Shareholder, page 15

16. We refer to your response to comment 34. In order to help us better understand the nature of the loan receivable due from the shareholder of Yueshen, please address the following in your response letter:
   - Tell us what you mean by your statement on page 15 of your 10-Q "The purpose of the loan was to repay the working capital loan owed by the predecessor of Yueshen prior to PacificNet's acquisition and to finance Yueshen shareholder's other projects."
   - Tell us what the Date column represents in the table included in your response to comment 34.
   - Explain to us in greater detail why you believe the loan will be collected in its entirety given that all components of the loan were past due at March 31, 2006.

> Tell us whether you have requested payment for any of the components and when you expect to collect each component of the loan.

Loan to Director of Clickcom, page 15

17. We note from your response to comment 35. Notwithstanding your claim that the loan can be collected within a 1 year period, we continue to believe that it should classified outside of current assets given it is due on August 30, 2007. Please revise or advise.

11. Commitments and Contingencies, page 16

18. We note your response to comments 36 and 8; however, it is still unclear to us why you did not record the certificate obtained by Dianxun as an intangible asset upon acquisition. Please explain to us in detail your consideration of paragraph 39 and Appendix A of SFAS 141 in determining that this item is not an intangible asset. Please note that this guidance requires recognition of an intangible asset apart from goodwill if it arises from a contractual or legal right.

Item 2. Management's Discussion and Analysis, page 17

Critical Accounting Policies and Estimates, page 18

Allowance for Doubtful Accounts, page 18

19. We refer to your response to comment 38. It is not clear to us why you only have a $5,147 allowance for doubtful accounts given that approximately 23% of your accounts receivable are greater than 91 days as of March 31, 2006. Please provide us with a breakout of these receivables into categories greater 91 days and tell us what percentage of these receivables has been collected since March 31, 2006. Further, to the extent possible, explain to us the facts and circumstances that make you believe individual receivables or groups of receivables outstanding greater than 91 days will be collected.

Form 10-Q for Fiscal Quarter Ended June 30, 2006

7. Convertible Debentures, page 11

20. We note your disclosure in the 1st paragraph of this footnote "The debentures are convertible at any time into shares of our common stock at an initial fixed conversion price of $10.00 per share, subject to adjustments for certain dilutive events." Please explain to us what these dilutive events are and tell us where we can find a description of these dilutive events in your convertible debenture agreements.

Further, refer to the 2nd to last paragraph of this footnote and explain to us what made you conclude that the number of shares to be issued upon conversion of the debentures is indeterminate.

8. Segment Information, page 12

21. We note from your disclosure that your operating segments are classified into four major segments. Please also tell us what your reporting units are and how you identified these reporting units using the guidance of paragraph 30 of SFAS 142.

Form S-1

General

22. We note your response to comment 19. In your next S-1 amendment, please include audited financial statements of ChinaGoHi for 3 years and unaudited financial statements of ChinaGoHi for the 9 months ended September 30, 2005. Refer to Rule 3-05 of Regulation S-X for guidance. In addition, please include pro forma financial statements for the year ended December 31, 2004 and the 9 months ended September 30, 2005 in accordance with Article 11 of Regulation S-X.

23. For your other acquisitions, please explain to us how you considered the guidance of Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X in determining what financial statements to include in your form S-1.

* * * *

Please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Adam Washecka, Staff Accountant, at (202) 551-3835 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director